SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

TECHE HOLDING COMPANY
(Name of Issuer)

Common Stock $0.01 Par Value Per Share
(Title of Class of Securities)

878330 10 9
(CUSIP Number)

John J. Spidi, Esq.
Spidi & Fisch, PC
1227 25th Street, NW
Suite 200 West
Washington, DC 20037
(202) 434-4660
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2014
(Date of event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to who copies are to be sent.

(Continued on following pages.)

(Page 1 of 5 pages)

CUSIP No. 878330 10 9	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Ross Little, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer
This Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D originally filed by the Reporting Person on April 11, 2000 relating to the common stock, par value $0.01 (the “Common Stock”) of Teche Holding Company (the “Company”), which is hereinafter referred to as the “Schedule 13D.”  The Company’s principal executive offices were located at 1120 Jefferson Terrace, New Iberia, Louisiana 70560.  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.  This Amendment No. 1 amends Items 1 and 5 of the Schedule 13D as set forth herein.
On May 31, 2014, pursuant to the Agreement and Plan of Merger, dated as of January 12, 2014, by and between the Company and IBERIABANK Corporation (the “Agreement”), the Company was merged with and into IBERIABANK Corporation, effective as of that date and all shares of Common Stock beneficially owned by the Reporting Person were exchanged for IBERIABANK Corporation common stock in a disposition pursuant to an exchange ratio under the Agreement.
This Amendment No. 1 to the Schedule 13D constitutes an “exit filing” for the Reporting Person.

Item 5.  Interest in Securities of the Issuer
A.	W. Ross Little, Jr. (including any persons on whose behalf he held shares of Common Stock).
	(a)	Aggregate number of shares beneficially owned: -0-
Percentage: 0%
	(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: -0-
	(c)	Not applicable.
(d)
As disclosed in the Company’s Definitive Merger Proxy Statement, filed on April 24, 2014, in footnote 7 to section titled “Certain Beneficial Owners of the Teche Holding Company,” the Reporting Person was previously deemed to have been the beneficial owner of shares of Common Stock held on behalf of others.  This included shares where the decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of shares Common Stock was shared.  All such shares of Common Stock beneficially owned by the Reporting Person were exchanged for IBERIABANK Corporation common stock in a disposition pursuant to an exchange ratio under the Agreement.

	(e)	May 31, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 31, 2014	/s/ W. Ross Little, Jr.
W. Ross Little, Jr.